April 26, 2024

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Heather Clark

   Andrew Blume

RE:	International Paper Company

Form 10-K for Fiscal Year Ended December 31, 2023

Form 8-K furnished February 1, 2024

File No. 001-03157

Ladies and Gentleman:

We are submitting this letter in response to a comment letter, dated April 18, 2024, received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”), relating to the above-referenced filings of International Paper Company (the “Company”).

The Comment Letter requests the Company to respond to the Staff’s comments within ten business days or to advise you when the Company will provide its response. As discussed with Heather Clark of the Staff on April 25, 2024, the Company advises the Staff that it expects to respond to the Comment Letter on or before May 18, 2024.

If you have any questions relating to the foregoing, please contact Amanda Jenkins, Senior Counsel to the Company at (901) 419-1062 or Eric T. Juergens of Debevoise & Plimpton LLP at (212) 909-6301.

Sincerely,

/s/ Timothy S. Nicholls

Timothy S. Nicholls
Chief Financial Officer